Sit U.S. Gov't Securities Fund (SNGVX) September 30, 2019

Performance
The Sit U.S. Government Securities Fund provided a return of +4.68% during the 12-month period ending September 30, 2019, compared to the return of the Barclays Intermediate Government Bond Index of +7.52%. The Fund's 30-day SEC yield was 2.63% and its 12-month distribution rate was 2.28%.

Easier Monetary Policy and Fed Balance Sheet Expansion on the Horizon
Interest rates continued to decline in the third quarter of 2019 as the Federal Reserve signaled additional monetary policy accommodation. The decline in U.S. Treasury yields was generally a flattener as 2-year yields were down 12 basis points and the 30-year yields were down 40 basis points. The decline in the 2-year was relatively muted as the market had already priced in further rate cuts, while we believe the decline in the 30-year was driven by a flight to quality. The Fed reduced rates twice during the quarter, 25 basis point cuts at both the July and September meetings, to the current target rate of +1.75-2.0 percent. The key takeaway from the September meeting was opening the door to future balance sheet expansion. Whether it be in purchases of T-bills in an attempt to smooth disruptions in the repo market or in other maturities to accommodate "organic growth," a larger Fed balance sheet is coming. Despite a seemingly divided FOMC Committee on the future path of interest rates, the market is still currently pricing in one to two more cuts by year-end. We also believe the Fed will further reduce interest on excess reserves to the lower bound of the fed funds target rate.

Disruption in the Repo Market Causes the Fed to Intervene
On September 16, the overnight funding (repo) markets began experiencing stress, and rates jumped from +2.3 percent to over +6.0 percent. The Federal Reserve stepped in and provided $75 billion daily in overnight liquidity to help calm markets. By September 27, the Fed was promising $100 billion for overnight financing in addition to at least $90 billion for short-term (14 day) financing, until October 10, in order to ensure smooth functioning over quarter-end. There are many theories about what caused the spike in overnight repo rates including bloated dealer balance sheets (full on heavy U.S. Treasury and corporate issuance in conjunction with corporate tax payments), liquidity coverage regulations for banks, and an attack on Saudi oil supply. While these explanations are plausible, they did not fully explain the disfunction of the repo markets.

More Excess Reserves Does Not Mean More Liquidity
In a world awash in excess reserves, why are overnight and short-term funding markets (repo markets) experiencing supply and demand pressures? There are so many excess reserves awash in the banking system that if the Fed did not pay interest on those reserves, the actual overnight rates charged between banks to borrow money overnight would fall to nearly zero, regardless of the target the Fed sets for fed funds. Excess reserves do not mean liquidity; it is not that there are not enough reserves, but that they are difficult to pry loose from the banks when the Fed is paying +1.8 percent interest on those excess reserves. This is a higher yield than almost the entire Treasury market with essentially no risk of default. This is highly attractive to banks in a time of uncertainty. Unfortunately, the time when the market most needs liquidity will be precisely when excess reserves will be the most difficult to pull away from the Fed to be lent to other banks. The Fed needs to reduce the rate they are paying on excess reserves in addition to requiring banks to post T-Bills for a portion of their excess reserves. This would immediately reduce T-Bill yields, steepen the yield curve, and most importantly free up excess reserves for overnight liquidity needs. As it stands now, it will always look like there is never enough excess reserves because every dollar the Fed prints to increase its balance sheet will end up being deposited at the Fed to earn +1.8 percent.

Taxable Fixed Income Outlook and Strategy
We do not currently see a high risk of domestic recession. The U.S. economy remains healthy, with consumer wages and spending both strong. Portfolio durations are generally neutral or near their expected benchmarks, as the expected rate cuts and balance sheet expansion from the Federal Reserve will likely keep rates range-bound in the intermediate term. We have upgraded the quality of portfolios as disruptions in the repo market have the potential to widen yield spreads. Trade issues and geopolitical tensions will keep volatility elevated through year end. We have increased liquidity to take advantage of situationally specific trading opportunities as they arise.